SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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            DIAMOND INTERNATIONAL GROUP, INC.
                     COMMON STOCK
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                      57632T 10 2
                     (CUSIP NUMBER)
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                   6 Commercial Street
                   Hicksville, New York 11801
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                       June 9, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       Barbara Cheney
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): Not Applicable
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 0
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 0
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 0
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                        0.00%
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Diamond International Group, Inc.
Common Stock, $.001 par value.
6 Commercial Street
Hicksville, New York 11801
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Barbara Cheney
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(b) Address:      6 Commercial Street
                  Hicksville, New York 11801
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(c) Officer of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Barbara Cheney, is an officer but not a shareholder of the Issuer.
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ITEM 4. PURPOSE OF TRANSACTION.
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The Issuer became a Reporting Company on June 9, 2000,
through the filing of a Form 8-K12G3 with the Securities and Exchange Commission, which became effective on June 9, 2000. Ms. Cheney was never a shareholder of the Company.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Barbara Cheney does not hold any of the issued and
outstanding common shares of the Issuer.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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None
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: November 14, 2000    Signature: /s/ Barbara Cheney
                                    -----------------------
                                          BARBARA CHENEY
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